Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, JUNE 11 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	53.4	54.1	61.7
A+14	79.9	76.0	79.8

Eagle
D-0	51.0	51.0	67.0
A+14 DOT	70.8	62.9	77.5

Every Bag Counts

American	Mon	MTD*	DOT Standard
	3.34	3.03	2.50

* DOT claims per 1000 customers

Announcements

» Temporary Changes to How We Communicate About Our Merger

US Airways’ shareholders now have the opportunity to review the Form S-4 – the registration statement that provides an explanation of the reasons the American and US Airways boards of directors approved the proposed merger — before considering if they want to vote to approve the merger at their annual meeting on July 12. During this review period, the SEC has strict regulations about what can be communicated, and American and US Airways are prohibited from communicating anything that could directly or indirectly affect a stockholder’s vote. So while we can continue sharing factual information unrelated to the merger and objective information about the integration process, along with merger details published in the S-4, we won’t be talking as much about the benefits of the merger until the voting process is complete. As soon as the shareholders are able to vote on the merger, we’ll resume frequent communications about the great things in store for the new American, and the progress the teams have been making in the Integration Management Office. To learn more about the new guidelines, read a blog on new Jetnet from Missy Cousino – Managing Director, Internal & Labor Communications, and check out our updated Merger Q&As.

» The Importance of Employee Wellness

During National Safety Month, the topic of employee wellness is always pertinent. No matter the safety precautions we take, the first step is to take care of yourself. Ensuring that we are healthy and well is the beginning of our path to safety at home and work. Read this week’s message from Al Madar, Managing Director of Corporate Safety Operations and Airworthiness, on classic Jetnet’s Employee Safety page.

AMR in the News

From Air Transport World

US Airways CEO Parker names new American Airlines’ executive team

US Airways chairman and CEO Doug Parker, slated to be the CEO of the new American Airlines following the US Airways-American merger, has named the executive team of the merged airline. US Airways president Scott Kirby and CFO Derek Kerr will assume the same positions with the new American. American is planning to emerge from Chapter 11 bankruptcy protection and merge with US Airways in the third quarter. American chief restructuring officer Beverly Goulet will be the combined airline’s chief integration officer. American senior VP-government affairs Will Ris will continue in his position following the merger. Other senior executives will include Elise Eberwein, US Airways’ executive VP-people, communications and public affairs, who will have the same role with the new American; Robert Isom, US Airways’ chief operating officer, who will hold the same position with the merged airline; Steve Johnson, US Airways’ executive VP-corporate and government affairs, who will be the new American’s executive VP-corporate affairs; and Maya Leibman, American’s technology and chief information officer, who will be CIO of the combined carrier. Parker also announced that American Eagle president and CEO Dan Garton will leave his position later this year. A successor has not yet been named. American CFO Bella Goren will also depart. “I could not be happier about this team,” Parker said in a message to employees from American and US Airways. “They are an intelligent, results-oriented and energetic group who enjoy working collaboratively. They are experienced airline executives who understand and love our business… It is time to move forward and this announcement is a key step on the path. The merger is progressing well and we continue to expect it will close in the third quarter of this year.”

Industry News

From Reuters

EU Expected to Clear Delta, Virgin Deal

Delta is expected to secure unconditional European regulatory approval to buy a 49 percent stake in Virgin Atlantic, allowing it to better compete with rivals in the transatlantic market. The European Commission, which is examining the deal as the pan-European regulator, does not see competition problems, three people with knowledge of the matter said on Monday. Delta and Virgin Atlantic announced the deal in December last year, outlining a joint venture that would allow both carriers to offer more flights at London Heathrow. The agreement is intended to boost Delta’s ability to compete with United and with American. The EU competition authority is scheduled issue a decision by June 20. U.S. regulators are also examining the deal.

From USA Today

Global Entry Expands with Three More Offices

Global Entry, the federal program for speeding international travelers through customs and passport checks at the airport, celebrated its fifth anniversary with the opening of three enrollment offices. With new offices in downtown Washington and at airports in Tampa and Albuquerque, the voluntary program has nearly 40 offices around the country. Under the voluntary program, travelers complete their applications with a brief interview, picture and fingerprinting. The advantage is that participants can skip sometimes long lines for customs and passport control by scanning their own passports and fingerprints at a kiosk, and filling out the customs declaration electronically. The traveler then presents a printed receipt to security officers in a process that officials say takes just a few minutes. Another advantage is that participants automatically qualify for the Transportation Security Administration’s Pre-check program, which expedites travelers with specific airlines through security checkpoints.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, June 10

Crude oil was $95.77 a barrel, down $0.26 from the previous day.

Jet fuel price was $116.06 a barrel, down $0.58.

Merger Q&A

Q: Is the Form S-4 confidential?

A: While the lengthy document is written in highly-technical terms and covers a lot of the benefits we’ve already shared with you, it is publicly available on the SEC’s list of AMR filings here in case you’d like to check it out.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.